FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16

UNDER the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander
28660 Boadilla del Monte

Madrid
Spain

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Santander Issuances, S.A. Unipersonal of $1,500,000,000 aggregate principal amount of Series 26 Subordinated Debt Securities Santander Issuances, S.A. Unipersonal due November 2025, fully and unconditionally guaranteed on a subordinated basis by Banco Santander, S.A., Santander Issuances, S.A. Unipersonal and Banco Santander, S.A. are filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File Nos. 333-207389 and 333-207389-01):

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement dated November 12, 2015.
4.1	Subordinated Debt Securities Indenture among Santander Issuances, S.A. Unipersonal, as Issuer, Banco Santander, .S.A. as Guarantor, and The Bank of New York Mellon acting through its London Branch, dated as of November 19, 2015.
4.2	First Supplemental Indenture to the Subordinated Debt Securities Indenture among Santander Issuances, S.A. Unipersonal, as Issuer, Banco Santander, S.A., as Guarantor, and The Bank of New York Mellon acting through its London Branch, dated as of November 19, 2015.
4.3	Form of Global Note for Series 26 Subordinated Debt Securities Santander Issuances, S.A. Unipersonal due November 2025 (included in Exhibit A of the First Supplemental Indenture (Exhibit 4.2 to this filing))
5.1	Opinion of Uría Menéndez
5.2	Opinion of Davis Polk & Wardwell LLP
23.1	Consent of Uría Menéndez (included in Exhibit 5.1 to this filing)
23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.2 to this filing)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER, S.A. (Registrant)

Date:	November 19, 2015	By:	/s/ José Antonio Soler Ramos
			Name:	José Antonio Soler Ramos
			Title:	Authorized Representative

SANTANDER ISSUANCES, S.A. UNIPERSONAL (Registrant)

Date:	November 19, 2015	By:	/s/ Antonio Torío Martín
			Name:	Antonio Torío Martín
			Title:	Director